Empire Resorts, Inc.
c/o Monticello Casino and Raceway
Route 17B, P.O. Box 5013
Monticello, New York 12701

October 6, 2009

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

Re:	Empire Resorts, Inc.
Registration Statement on Form S-3
(Registration Number 333-161499)

Ladies and Gentlemen:

We hereby request that the effective date for the Registration Statement referred to above be accelerated so that such Registration Statement will become effective at 3:00 p.m., New York time, on October 8, 2009 or as soon thereafter as practicable.

We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EMPIRE RESORTS, INC.

By:	/s/ Joseph D’Amato
Joseph D’Amato
Chief Financial Officer